UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98872F 105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10250 Constellation Blvd, Suite 2300

Los Angeles CA, 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 2 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 408,978 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 408,978 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,978 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 3 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC, L.P. 56-2551443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 4 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC II, L.P. 46-2050813
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,441 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 235,441 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,441 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 5 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC LLC 80-0898195
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 6 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC II LLC 46-2041177
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,441 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 235,441 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,441 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 7 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 8 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 408,978 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 408,978 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,978 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 9 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 408,978 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 408,978 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,978 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 10 OF 16 PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016, by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) RMCP PIV DPC, L.P., a Delaware limited partnership (“DPC PIV”), (iii) RMCP PIV DPC II, L.P., a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), (iv) RMCP DPC LLC, a Delaware limited liability company (“DPC LLC”), (v) RMCP DPC II LLC, a Delaware limited liability company (“DPC II LLC”), (vi) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (vii) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (viii) Willem Mesdag, a natural person and citizen of the United States of America, as amended by Amendment No. 1 thereto, filed with the SEC by the Reporting Persons (as defined herein) on March 8, 2017, with respect to the common stock, par value $0.001 per share (“Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 2) shall not be construed to be an admission by the Reporting Persons (as defined herein) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2(b) of this Schedule 13D is hereby amended and restated as follows:

(b)	The principal executive offices of RMCM and Red Mountain are located at, and the principal business address of Mr. Mesdag is, 10250 Constellation Blvd, Suite 2300, Los Angeles, California 90067.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 6 below is hereby incorporated by reference in response to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

DPC PIV beneficially owns, in the aggregate, 168,337 shares of Common Stock, which represent approximately 10.8% of the outstanding Common Stock.(1) DPC PIV has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 168,337 shares of Common Stock.

Because DPC LLC may be deemed to control DPC PIV, DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC PIV. As a result, DPC LLC may be deemed to beneficially own, in the aggregate, 168,337 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

Because RMCP GP may be deemed to control DPC LLC, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC LLC. As a result, RMCP GP may be deemed to beneficially own, in the aggregate, 168,337 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,551,989 shares of Common Stock outstanding as of August 16, 2019, as reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on August 16, 2019. In addition, the calculation of the percentage ownership of each of DPC PIV II, DPC II LLC, RMCP LLC, RMCM and Mr. Mesdag also includes and gives effect to the issuance of the Convertible Shares (as defined herein) at the conversion rate reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on August 16, 2019.

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 11 OF 16 PAGES

DPC PIV II beneficially owns, in the aggregate, 2,099,625 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma (“Series D Preferred Stock”). Each share of Series D Preferred Stock is convertible at the option of the holder at any time or upon certain mandatory triggering events into a number of shares of Common Stock determined by dividing the original issue price, which was $11.0741176, by the then current conversion price, which was $98.7571635 as of August 16, 2019, as reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on August 16, 2019. Assuming full conversion of the Series D Preferred Stock as of the date hereof at the conversion rate described above, DPC PIV II would beneficially own, in the aggregate, 235,441 shares of Common Stock (the “Convertible Shares”), which represent approximately 13.2% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares. DPC PIV II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,099,625 shares of Series D Preferred Stock and all of the Convertible Shares.

Because DPC II LLC may be deemed to control DPC PIV II, DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all Common Stock beneficially owned by DPC PIV II. As a result, DPC II LLC may be deemed to beneficially own, in the aggregate, 235,441 shares of Common Stock, representing approximately 13.2% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

RMCP LLC beneficially owns, in the aggregate, 5,200 shares of Common Stock, which represent approximately 0.3% of the outstanding Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 5,200 shares of Common Stock.

Because each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to control each of RMCP GP and DPC II LLC, each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP GP and DPC II LLC. Furthermore, because of each RMCM and Mr. Mesdag may be deemed to control RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP LLC. As a result, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, in the aggregate, 408,978 shares of Common Stock, representing approximately 22.9% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

The shares of Common Stock reported above give effect to the reverse stock split effected by Yuma on July 3, 2019 pursuant to which one share of Common Stock was issued for fifteen shares of Common Stock.

Other than shares of Common Stock beneficially owned by the DPC Funds and RMCP LLC as reported above, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock.

Each of the DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 12 OF 16 PAGES

deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this 13D, and each of the Reporting Persons disclaims beneficial ownership of the 1,136 shares of Common Stock that Mr. Teets may be deemed to beneficially own that were issued to him in connection with his service on the board of directors of Yuma, which service has since terminated.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to include the following information:

On September 10, 2019, an affiliate of RMCP LLC purchased all of Yuma’s outstanding senior secured bank indebtedness and related liabilities (the “Senior Secured Debt”) totaling approximately $35 million from Yuma’s lending group, led by Société Générale. The purchase includes a principal balance of Yuma’s credit facility of $32.8 million, plus accrued interest of $1.3 million, and the release or purchase of losses associated with Yuma’s prior hedging arrangements totaling approximately $1.1 million.

Also on September 10, 2019, RMCP LLC and Yuma entered into a non-binding letter of intent (“Letter of Intent”) outlining the terms that the parties expect to pursue in an effort to restructure Yuma’s balance sheet. The Letter of Intent contemplates that RMCP LLC or one of its affiliates would acquire the Senior Secured Debt, enter into a mutually agreeable forbearance agreement with respect to the Senior Secured Debt and provide Yuma with funding on a senior secured basis on mutually agreeable terms for certain capital expenditures. In addition, the Letter of Intent contemplates that RMCP LLC and Yuma would work towards a restructuring approved by Yuma’s board of directors by September 30, 2019, which would provide for the modification of the Senior Secured Debt on mutually agreeable terms by September 30, 2019 and, subject to obtaining applicable stockholder approval, the exchange of that Senior Secured Debt for debt convertible into a mutually agreed amount of newly-issued Yuma common stock and the conversion of the existing Series D Preferred Stock into a mutually agreed amount of newly-issued Yuma common stock. The Letter of Intent contemplates that such exchange and conversion would occur prior to December 31, 2019. The contemplated restructuring, if completed, is subject to definitive agreements on mutually agreeable terms to be negotiated by the parties.

The contemplated restructuring is expected to be subject to customary conditions, including the following: (i) receipt by Yuma of all required approvals of its board of directors and stockholders, (ii) maintenance of Yuma’s public stock exchange listing in good standing, (iii) the availability of net operating losses to offset all cancellation of indebtedness income arising as a result of the contemplated restructuring, (iv) payment by Yuma of all expenses associated with the forbearance agreement, the extension of the new senior secured loan and the contemplated restructuring, including any legal expenses incurred by RMCP LLC or its affiliate in connection therewith, (v) continued service by the current directors of Yuma on mutually agreeable terms, (vi) engagement of Yuma’s Interim CEO and CRO as Yuma’s CEO and a director on mutually agreeable terms, and (vii) the right (but not obligation) of RMCP LLC or one of its affiliates to appoint up to four new directors to the board of directors of Yuma.

The Letter of Intent also provides that, following, or concurrent with, the restructuring, Yuma will re-establish a management incentive plan approved by its board of directors, secure a new lender to fund its operations and to refinance any outstanding loans extended to Yuma by RMCP LLC or one of its affiliates, and seek to merge with a third party such that Yuma’s stockholders will own a minority interest in the pro forma combined company in a manner consistent with the exercise by Yuma’s board of directors of its fiduciary duties.

The foregoing description of the Letter of Intent is a summary only and is qualified in its entirety by reference to the full text of the Letter of Intent, which is filed as Exhibit 7 to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 13 OF 16 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

7	Letter of Intent, dated as of September 10, 2019, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (filed herewith)

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 14 OF 16 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2019

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP PIV DPC, L.P.

By:	RMCP DPC LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP PIV DPC II, L.P.

By:	RMCP DPC II LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC LLC

By:	RMCP GP LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC II LLC

By:	Red Mountain Capital Partners LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 15 OF 16 PAGES

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 16 OF 16 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 7, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 7, 2016)

2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. with the SEC on February 16, 2016)

3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 6, 2016)

4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

6	Confidentiality Agreement, dated as of March 2, 2017, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 8, 2017)

7	Letter of Intent, dated as of September 10, 2019, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (filed herewith)